

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 28, 2010

Timothy S. Jenks
Chief Executive Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, California 95134

Re: NeoPhotonics Corporation
Amendment No. 1 to Form S-1
Filed on May 17, 2010
File No. 333-166096

Dear Mr. Jenks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our subsidiaries in China are subject to restrictions on dividend payments, on making other payments to us or any other affiliated company, and on borrowing or allocating tax losses among our subsidiaries, page 32</u>

1. We note your response to comment 8 from our prior comment letter dated May 10, 2010, as well as your revised disclosure. The disclosure requirements under both Rules 4-08(e) and 5-04 of Regulation S-X are triggered if restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the

most recently completed fiscal year. We note the Company's most recently completed fiscal year is December 31, 2009. You state in your response, and in your revised disclosure, that restricted net assets of your China-based subsidiaries exceeded 25% at December 31, 2009. Please revise to fully comply with Rules 4-08(e) and 5-04 of Regulation S-X.

9. Redeemable convertible preferred stock, page F-33

2.   We note your response to comment 13 from our prior comment letter dated May 10, 2010, as well as your revised disclosure. Please refer to the last paragraph in your discussion of conversion beginning on page F-37. It appears that the most significant factor contributing to a potential beneficial conversion feature is the reverse stock split to be effected prior to consummation of your IPO, and thus prior to conversion. Please revise your disclosure to explain how the reverse stock split will affect the potential beneficial conversion feature.

11. Equity incentive programs, page F-39

3.   We note your response to comment 15 from our prior comment letter dated May 10, 2010. Please expand your subsequent event footnote on page F-49 to disclose the number of stock options granted subsequent to March 31, 2010 as well as the significant terms of the options (i.e., exercise price, fair value of common stock on date of grant, and contractual term).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Timothy S. Jenks
NeoPhotonics Corporation
May 28, 2010
Page 3

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John H. Sellers, Esq.
        Cooley Godward Kronish LLP
        Facsimile to (650) 403-4560